November 11, 2010

VIA EDGAR AND FAX

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Cray Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 6, 2010
File No. 000-26820

Dear Ms. Collins:

On behalf of Cray Inc. (the “Company”), this letter provides a supplemental response to the second comment issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 1, 2010 (the “Comments”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as filed with the Commission on March 16, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 as filed with the Commission on August 6, 2010.

Subsequent to our response on November 3, 2010 (to the Staff’s letter dated October 1, 2010), the Company elected to retrospectively apply ASU 2009-13 and ASU 2009-14. As a result of our process to respond to the Staff’s questions, but after we had already responded, we realized that the complexity of disclosure for multiple element arrangements for our upcoming Annual Report on Form 10-K could be simplified if we elected retrospective application of the standards. For example, without the retrospective application, we would have to explain to the readers of the financial statements the subtle differences in the standards for contracts that differ in timing (pre or post January 1, 2010) yet would yield similar revenue results. After further analysis, the Company concluded that the retrospective application of ASU 2009-13 provides better clarity and simplicity for readers of our financial statements in understanding our revenue recognition policy footnote in current and future filings. Our election of retrospective treatment was included in our Form 10-Q for the quarter ended September 30, 2010, which we filed on November 8, 2010.

We performed an analysis of the impact on prior periods and concluded that the retrospective application of these standards would not have a material impact on any period presented in our Quarterly Report on Form 10-Q for the third quarter of 2010 or that would be presented in prior periods. The residual method was only used for a small number of transactions in the past and represented a very small percentage of our reported revenue.

****************************

Securities and Exchange Commission

November 11, 2010

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone at (206) 701-2168 or by facsimile at (206) 701-2218. Thank you for your assistance.

Respectfully yours,

/s/ Brian Henry

Brian Henry
Executive Vice President and Chief Financial Officer

cc:	Melissa Kindelan, Staff Accountant, Securities and Exchange Commission
Matthew Crispino, Staff Attorney, Securities and Exchange Commission
David Orlic, Staff Attorney, Securities and Exchange Commission
Alan C. Smith, Fenwick & West LLP
Sharlyn R. Turner, CPA, Peterson Sullivan LLP

2